 Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

FAIRFAX INDIA News Release

TSX Stock Symbol: FIH.U

TORONTO, October 14, 2026

Fairfax Declared “Strategic Buyer” in Auction to Acquire Interest in IDBI Bank; Plans to Contribute Digit Insurance and IIFL Capital to IDBI Bank

Fairfax Financial Holdings Limited (“FFHL”) (TSX: FFH and FFH.U) and Fairfax India Holdings Corporation (“FIH”, and together with FFHL, collectively, “Fairfax”) (TSX: FIH.U) jointly announce today that the Government of India has declared a wholly-owned subsidiary of FFHL (the “Fairfax Purchaser”) the “Strategic Buyer” for a 60.72% equity stake in IDBI Bank Limited (“IDBI Bank”) pursuant to the Government of India’s proposed strategic disinvestment of IDBI Bank. Under the terms of its bid, the Fairfax Purchaser (or an affiliate of it) would acquire the equity stake in IDBI Bank (the “Purchase Transaction”) at a price of INR 81 per share for a total of approximately INR 528.78 billion (approximately US$5.6 billion), representing a premium to the book value of IDBI Bank as of June 30, 2026, as measured pursuant to Indian Accounting Standards, of approximately 23%.

“We are very excited to be selected by the Government of India to be the purchaser of the Government’s interest in IDBI Bank,” said Prem Watsa, Chairman and Chief Executive Officer of FFHL. “We thank Prime Minister Narendra Modi and his team for undertaking a highly transparent and competitive process before selecting us as the buyer. We assure the Government of India that we are committed to building the world’s finest financial institution from India. This transaction represents a once-in-a-lifetime opportunity to purchase a majority interest in a bank in one of the world’s fastest growing economies and to combine it with a successful and growing insurance company and an established provider of investment banking and wealth management services in the same jurisdiction. We intend to support India’s journey toward Viksit Bharat and a US$30+ trillion economy, and our ambition is to play a critical role in the Prime Minister’s vision of India as a developed economy by 2047. We believe a successful IDBI Bank can transform the lives of average Indian citizens, and our vision is to help enhance India’s credit-to-GDP ratio. Combining IDBI Bank, Digit, and IIFL Capital would create an entity that is well-positioned to participate in the continued growth and success of Indian markets, and we expect it will provide meaningful and significant benefits to Indian consumers and businesses, as well as to IDBI Bank, Digit, IIFL Capital and to Fairfax for many decades to come. We believe that a unified financial services company that can offer a one-stop solution for the financial needs of Indians will be of significant benefit to India and its economy and represents an incredible opportunity for IDBI Bank and Fairfax to benefit from the continued growth of an emerging market with a growing middle class. We expect bank assets and deposits in India to continue to grow, and we feel that a newly-revitalized IDBI Bank that can also offer clients insurance products through Digit and investment banking and wealth management services through IIFL Capital would be in a very competitive position to take advantage of this growth.”

Fairfax’s objective in buying the 60.72% interest in IDBI Bank is to make it, over time, a leading global Indian bank headquartered in India. To assist in achieving this objective, Fairfax proposes to contribute all of FFHL’s interests in Go Digit Life Insurance Limited and Go Digit General Insurance Limited (collectively, “Digit”) and all of FIH’s interest in IIFL Capital Services Limited (“IIFL Capital”) to IDBI Bank. As a leading unified Indian financial services company, IDBI Bank would have the ability to become a leading provider of not just banking services in India, playing a critical role in enhancing India’s credit-to-GDP ratio, but also property and casualty insurance services, investment banking and wealth management services, and has the potential to significantly transform the lives of average Indian citizens. Among other necessary approvals, the approval of the Reserve Bank of India will be required in connection with the proposed contribution of Digit (the “Digit Contribution”) and the proposed contribution of IIFL Capital (the “IIFL Capital Contribution”, and together with the Digit Contribution, the “Contribution Transactions”) and Fairfax’s plan to create a leading Indian global bank.

“We are very excited about the prospect of combining Digit with IDBI Bank as it would significantly strengthen Digit’s distribution footprint, allowing us to continue our growth and service offerings for the benefit of all Indians,” said Kamesh Goyal, Founder and Chairman of Digit.

“This partnership would create a unique opportunity for IIFL Capital to accelerate growth across investment banking, institutional equities, wealth and asset management,” said Nirmal Jain, Founder of IIFL Group. “By combining our capital markets expertise with the scale and customer reach of a leading bank, we can bring a broader range of investment and wealth solutions to millions of customers. Given the significant under-penetration of wealth and asset management in India, we believe this combined platform would be exceptionally well positioned for long-term growth.”

Fairfax currently expects the purchase price for the Purchase Transaction to be satisfied through a combination of cash on hand or otherwise available to Fairfax through existing credit sources and potential asset sales. In connection with the Contribution Transactions, Digit and IIFL Capital would be contributed to IDBI Bank at their respective market prices, all in accordance with all applicable law and regulation. In addition to the approval of the Reserve Bank of India and all other necessary legal and regulatory approvals, each of the Contribution Transactions will be subject to the review and the approval of the Securities and Exchange Board of India, and the Digit Contribution will be subject to the approval of the Insurance Regulatory and Development Authority of India.

Following the consummation of the proposed Purchase Transaction and Contribution Transactions, Fairfax expects that the operations of the newly combined company would continue to be led by Rakesh Sharma, the current Managing Director and Chief Executive Officer of IDBI Bank. Fairfax also plans to include in the leadership group for IDBI Bank C. VR. Rajendran, the former Chief Executive Officer of CSB Bank, as well as N. S. Kannan, the former Managing Director and Chief Executive Officer of ICICI Prudential Life Company and Chief Financial Officer of ICICI Bank, who will act as Chairman, all subject to approval of the Reserve Bank of India. Each of Mr. Sharma, Mr. Rajendran and Mr. Kannan are well-known to Fairfax, and have proven to be capable and effective executives of Indian financial institutions over decades.

Fairfax does not expect there to be any change in the governance, management or operating structure of either Digit or IIFL Capital resulting from the proposed Contribution Transactions. The current leadership team at Digit, led by Kamesh Goyal, would remain in place and continue to be responsible for Digit’s strategy and execution, and the management team of IIFL Capital, led by R. Venkataraman, Vasudev Jagannath and Nemkumar H, would continue to execute on its plan to serve as a leading platform for capital market services in India, encompassing institutional equities, investment banking, wealth and asset management, and mutual fund distribution.

Conference Call Information

Fairfax will have a conference call to discuss the proposed Purchase Transaction and the proposed Contribution Transactions at 8:30 a.m. Eastern time on Thursday, October 15, 2026. The call, consisting of a presentation by Fairfax followed by a question period, may be accessed at 1 (800) 369-2143 (Canada and U.S.) or 1 (312) 470-0063 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Thursday, November 12, 2026. The replay may be accessed at 1 (800) 839-1248 (Canada and U.S.) or 1 (203) 369-3356 (International).

Transactions Conditional

While the Government of India has declared the Fairfax Purchaser as the “Strategic Buyer” in connection with the Government of India’s proposed strategic disinvestment of IDBI Bank, this does not represent the final stage of the Government’s sale process. While Fairfax expects to continue to work diligently and on an exclusive basis with the Government of India in order to satisfy all remaining requirements in connection with the IDBI Bank disinvestment process, no binding definitive agreements in connection with the Purchase Transaction or the Contribution Transactions have been entered into by any of Fairfax, IDBI Bank, the Government of India, or any other party, and there can be no assurances that any such transactions will be consummated on the currently proposed terms, or at all. It is also possible that the Purchase Transaction could occur without consummation of either or both of the Contribution Transactions. Furthermore, if definitive transaction agreements relating to the proposed Purchase Transaction or the Contribution Transactions are entered into by the parties, each of the proposed Purchase Transaction and Contribution Transactions would be subject to the satisfaction of numerous governmental, regulatory, equityholder, debtholder, and other approvals and consents.

This news release does not constitute an offer or a solicitation of any kind, and no offer will be made except in accordance with the rules and regulations of the Government of India’s IDBI Bank disinvestment process and applicable law.

About FFHL

FFHL is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. FFHL’s head and registered office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

About FIH

FIH is an investment holding company whose objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in India and Indian businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, India. FIH’s head and registered office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

For further information, contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

Certain statements contained herein may constitute “forward-looking statements” and are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such forward-looking statements may include, among other things, statements regarding the Purchase Transaction or the Contribution Transactions, including the proposed terms and conditions and the method of funding of the Purchase Transaction, the benefits expected to be achieved from the Purchase Transaction or the Contribution Transactions, and expectations regarding future performance of IDBI Bank and the combined entity. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of FFHL or FIH to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to (i) with respect to FFHL: the failure to successfully complete the Purchase Transaction and the Digit Contribution on the terms and timeframes contemplated and to achieve the anticipated benefits therefrom; FFHL’s ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if FFHL’s loss reserves are insufficient; underwriting losses on the risks FFHL insures that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding FFHL’s estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect FFHL’s operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence FFHL’s and its competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event FFHL’s reinsurers fail to make payments to it under its reinsurance arrangements; exposure to credit risk in the event FFHL’s insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to FFHL or failure by FFHL’s insureds to reimburse it for deductibles that are paid by FFHL on their behalf; FFHL’s inability to maintain its long term debt ratings, the inability of FFHL’s subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that FFHL or its subsidiaries have entered into; risks associated with implementing FFHL’s business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by FFHL; risks associated with any use FFHL may make of derivative instruments; the failure of any hedging methods FFHL may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods FFHL employs; FFHL’s inability to access cash of its subsidiaries; an increase in the amount of capital that FFHL and its subsidiaries are required to maintain and FFHL’s inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; FFHL’s inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect it; the passage of legislation subjecting FFHL’s businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which FFHL operates; risks associated with applicable laws and regulations relating to sanctions, anti-money laundering and corrupt practices in Canada and in foreign jurisdictions in which FFHL operates; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which FFHL operates; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of FFHL’s computer and data processing systems; the influence exercisable by FFHL’s significant shareholder; adverse fluctuations in foreign currency exchange rates; FFHL’s dependence on independent brokers over whom FFHL exercises little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12 – Income Taxes; impairment of the carrying value of FFHL’s goodwill, indefinite-lived intangible assets or investments in associates; FFHL’s failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages FFHL offers; disruptions of FFHL’s information technology systems; assessments and shared market mechanisms that may adversely affect FFHL’s insurance subsidiaries; risks associated with the conflict in Ukraine and the development of other geopolitical events and economic disruptions worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect FFHL’s business; and (ii) with respect to FIH: the failure to successfully complete the Purchase Transaction and the IIFL Capital Contribution on the terms and timeframes contemplated and to achieve the anticipated benefits therefrom; oil price risk; geographic concentration of investments; potential lack of diversification; foreign currency fluctuation; volatility of the Indian securities markets; investments may be made in foreign private businesses where information is unreliable or unavailable; valuation methodologies involve subjective judgments; financial market fluctuations; pace of completing investments; minority investments; reliance on key personnel and risks associated with the Investment Advisory Agreement; disruption of FIH’s information technology systems could significantly affect its business; lawsuits; use of leverage; significant ownership by FFHL may adversely affect the market price of the subordinate voting shares; trading price of subordinate voting shares relative to book value per share; weather risk; taxation risks; emerging markets; legal, tax and regulatory risks; MLI; economic risk; reliance on trading partners; and economic disruptions from global conflicts and the development of other geopolitical events worldwide. Additional risks and uncertainties in respect of FFHL are described in FFHL’s most recently issued Annual Report, which is available at www.fairfax.ca, and in its Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Additional risks and uncertainties in respect of FIH are described in FIH’s annual information form dated March 6, 2026 which is available on SEDAR+ at www.sedarplus.ca and on its website at www.fairfaxindia.ca. Each of FFHL and FIH disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

In addition, there can be no assurance that the proposed Purchase Transaction or Contribution Transactions will be consummated on the terms described herein or at all, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein as a result of various factors, including, without limitation: the inability to consummate the proposed Purchase Transaction or the Contribution Transactions within the anticipated time period, or at all, for any reason, including the failure to enter into binding and definitive agreements in respect thereof, the failure to obtain one or more regulatory or governmental approvals associated with the Purchase Transaction or the Contribution Transactions, the failure to obtain any necessary equityholder, debtholder or other approvals necessary to enter into or to consummate the Purchase Transaction or the Contribution Transactions, or the failure to satisfy any of the other conditions to the consummation of the Purchase Transaction and the Contribution Transactions as may be reflected in any definitive agreement relating to such transactions; the risk that the Purchase Transaction may be terminated in certain circumstances that may require the Fairfax Purchaser (or an affiliate thereof) to pay a termination payment or forfeit any deposit paid in respect of the Purchase Transaction; the risk that the proposed Purchase Transaction or the Contribution Transactions, or the operation of the combined business following the consummation of such transactions, disrupts FFHL’s or FIH’s current plans and operations or diverts management’s attention from its ongoing business; the effect of the announcement of the proposed Purchase Transaction or the Contribution Transactions on the ability of FFHL or FIH to retain and hire key personnel and maintain relationships with those with whom it does business; the effect of the announcement or pendency of the proposed Purchase Transaction or the Contribution Transactions on either of FFHL’s or FIH’s operating results and business generally; the significant costs, fees and expenses related to the proposed Purchase Transaction and Contribution Transactions; the risk that the stock price of either FFHL or FIH may decline significantly if the proposed Purchase Transaction or the Contribution Transactions is not consummated; and the nature, cost and outcome of any litigation and other legal proceedings, including any such proceedings related to the proposed Purchase Transaction and Contribution Transactions and instituted against FFHL or FIH and/or their directors, executive officers or other related persons. These factors are not intended to represent a complete list of the factors that could affect FFHL or FIH. However, such risk factors should be considered carefully. There can be no assurance that any estimates and assumptions contained in this release will prove to be correct. You should not place undue reliance on forward-looking information, which speaks only as of the date of this release and is subject to change after such date. FFHL and FIH have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.